August 10, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortinet, Inc. – Registration Statement on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Fortinet, Inc., a Delaware corporation (the “Company”), we are writing this letter to accompany the filing of the Registration Statement to register the offer and sale of shares of the Company’s common stock.

We respectfully direct the Staff’s attention to the disclosure set forth under the risk factors entitled “Our failure to timely file a registration statement under the Securities Exchange Act of 1934 may subject us to claims under federal securities laws” and “Because we may have issued stock options and shares of common stock in violation of federal and state securities laws, we may be required to offer to repurchase those securities and may incur other costs” beginning on page 31 of the Registration Statement. This disclosure relates to the Company’s determination in January 2007 that it was required under Section 12(g) of the Securities Exchange Act of 1934 to have filed a Form 10 by April 30, 2006 to register its common stock and options to purchase common stock. Upon such determination, the Company commenced the process to prepare and file a Form 10, which it was unable to complete as it could not produce the required audited financial statements. In December 2007, Securities and Exchange Commission Rule 12h-1 became effective. In this regard, from December 2007 through April 2008, on behalf of the Company, we consulted with members of the Staff regarding the Company’s situation and furnished a memorandum summarizing the relevant history addressed to Barbara Jacobs (Assistant Director). In addition to Ms. Jacobs, Thomas Kim (Chief Counsel), Carol McGee (Deputy Chief Counsel) and Jeff Cohan of the Office of the Chief Counsel of the Division of Corporate Finance were involved at various times in the discussions. As a result of those discussions, the Company determined, among other things, that it could rely on the recently enacted Rule 12h-1 exemption. During the course of those discussions, the Staff noted that the Company should consider appropriate disclosure of its history with respect to Section 12(g) compliance and related matters at the time of any future filing with respect to an initial public offering of its common stock. More recently, in July 2009, we contacted Ms. Jacobs to apprise her of the Company’s plans to file the accompanying registration statement. At that time, she suggested that there was no need for further discussion in advance of the filing with respect to

Securities and Exchange Commission

August 10, 2009

these matters, reminded us of the Staff’s view that appropriate disclosure should be included in the filing, and requested that this history be noted for the benefit of the Staff in the transmittal letter accompanying the filing. The Company’s disclosure regarding these matters is set forth in the above-mentioned risk factors.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the staff of the Securities and Exchange Commission that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

Should you have any questions or comments, please don’t hesitate to contact Scott Anthony at (650) 493-9300 and fax (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Scott Anthony
Scott Anthony

cc:	John Whittle, Fortinet, Inc. fax (408) 716-3016

Carmen Chang, Wilson Sonsini Goodrich & Rosati, PC fax (650) 493-6811

John Fore, Wilson Sonsini Goodrich & Rosati, PC fax (650) 493-6811

Katharine Martin, Wilson Sonsini Goodrich & Rosati, PC fax (650) 493-6811

Alan Denenberg, Davis Polk & Wardwell LLP fax (650) 752-3604

Sarah Solum, Davis Polk & Wardwell LLP fax (650) 752-3611